EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Country of Incorporation
E.E.R. Environmental Energy Resources (Israel) Ltd. ("EER")	Israel
EER (Texas) Environmental Technologies, Inc.(1)(3)	Texas
Eco-Gamma LLC.(2)(3)	Russia

(1)	EER (Texas) Environmental Technologies, Inc. is a wholly owned subsidiary of EER.

(2)	EER is the beneficially owner of 74% of Eco-Gamma LLC.

(3)	As of the date of this annual report, the companies are not active.